UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Performance Shipping Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y67305105

(CUSIP Number)

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y67305105	13D

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 11,309,236 Common Shares stated by the Issuer as being outstanding as at August 31, 2023 in its Report on Form 6-K, filed with the United States Securities and Exchange Commission (the “SEC”) on September 1, 2023 (the “September 2023 6-K”).

2

CUSIP No. Y67305105	13D

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 11,309,236 Common Shares stated by the Issuer as being outstanding as at August 31, 2023 in its September 2023 6-K.

3

CUSIP No. Y67305105	13D

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 11,309,236 Common Shares stated by the Issuer as being outstanding as at August 31, 2023 in its September 2023 6-K.

4

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”), amends and supplements the Schedule 13D filed on August 25, 2023 (as amended and supplemented prior to the filing hereof, the “Initial 13D” and as further amended and supplemented hereby, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Performance Shipping Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms not defined in this Amendment No. 3 shall have the meanings ascribed to them in the Initial 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 is amended and supplemented by adding the following:

On September 15, 2023, Sphinx, in accordance with the Amended and Restated Bylaws of the Issuer (the “Bylaws”), submitted to the Issuer formal notice of its decision (the “Notice”, and such proposal, the “Nomination Proposal”) to propose the nomination of, and to nominate, Mr. John Liveris (the “Nominee”) for election to the board of directors (the “Board”) of the Issuer as a Class II director at the Issuer’s first annual meeting of shareholders of the Issuer to occur after September 15, 2023 (including any adjournments or postponements of such annual meeting or any special meeting that may be called in lieu of such annual meeting, the “2024 Annual Meeting”).

John Liveris is a citizen of Greece and for the last approximately thirty years has been an international consultant in the energy and technology industries. Mr. Liveris was from 2014 to 2018 a member of the board of directors of Ocean Rig UDW Inc. (“Ocean Rig”), an international contractor of offshore deep water drilling services that was then-listed on the NASDAQ. While a member of the board of directors of Ocean Rig, Mr. Liveris also served as the Chairman of the Audit Committee (from 2015-2018) and Chairman of the Compensation Committee (from 2014-2017) and had been determined by the Ocean Rig board of directors to be an “audit committee financial expert” (from 2015-2018). Prior to that from 2007 to 2011, he was the Chairman of the board of directors of OceanFreight Inc. a shipping company that was then-listed on the NASDAQ, and before then, he was the Group Senior Advisor at Intracom, a leading Greek telecommunications and electronics manufacturer. Mr. Liveris studied mechanical engineering at Tufts University in Boston, Massachusetts, and completed his graduate and doctoral studies in engineering management at the George Washington University in Washington, DC.

Sphinx also notified the Issuer, pursuant to the Notice, of its decision to propose and to bring before the meeting the following additional shareholder proposals at the 2024 Annual Meeting: (a) an advisory non-binding proposal (the “Declassification Proposal”) that the Board be declassified prior to the first annual meeting of the Issuer to be held after the 2024 Annual Meeting, and (b) four advisory, non-binding proposals (each a “Vote of No-Confidence Proposal”) that the Issuer’s shareholders request the resignation from the Board of each of (i) Andreas Michalopoulos, (ii) Loïsa Ranunkel, (iii) Alex Papageorgiou and (iv) Mihalis Boutaris (the Declassification Proposal, all of the Vote of No-Confidence Proposals and the Nomination Proposal, collectively, the “Proposals”).

The Reporting Persons reserve the right to give notice of additional nominations or business to be made or conducted at the 2024 Annual Meeting in addition to the Proposals, and to make or conduct such additional nominations or business at the 2024 Annual Meeting, in each case to the extent permitted by applicable law. In addition to the foregoing, the Reporting Persons reserve the right to further nominate, substitute or add additional persons as nominees for election to the Board, including in the event that (a) the Issuer purports to increase the number of directorships, (b) the Issuer makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying the Nominee or any additional or substitute nominee nominated pursuant to the foregoing and/or (c) any Nominee is unable or hereafter becomes unwilling for any reason to serve as a director. Any additional nominations made are without prejudice to the position of the Reporting Persons that any attempt to change the size of the Board or disqualify the Nominee through Bylaws amendments or otherwise would constitute unlawful manipulation of the Issuer’s corporate machinery. The Reporting Persons further reserve the right to withdraw the Nominee and/or any Proposal.

The Reporting Persons currently intend to solicit proxies in favor of the election of the Nominee and the other Proposals.

Also on September 15, 2023, Sphinx delivered a letter to the Issuer to exercise its right under the Marshall Islands Business Corporations Act 1990, as amended, to inspect certain books and records of the Issuer, including without limitation copies of minutes of meetings of the Board at which the Issuer’s 2022 exchange offer was discussed.

The Reporting Persons may also take one or more additional actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and the Board and management team, shareholders and other persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 15, 2023	SPHINX INVESTMENT CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: September 15, 2023	MARYPORT NAVIGATION CORP.

By: Levante Services Limited

	By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: September 15, 2023	GEORGE ECONOMOU

By:	/s/ George Economou
George Economou